SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __) *

zulily, inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

989774104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]Rule 13d-1(b)

[_]Rule 13d-1(c)

[X]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index Contained on Page 8

CUSIP NO. 87336U105	13 G	Page 2 of 11

1	NAME OF REPORTING PERSON Meritech Capital Partners IV L.P. (“MCP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,400,928 shares, except that Meritech Capital Associates IV L.L.C. (“MCA IV”), the general partner of MCP IV, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 2,400,928 shares, except that MCA IV, the general partner of MCP IV, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,400,928
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	[_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.4%[1]
12	TYPE OF REPORTING PERSON*	PN

1 This percentage is calculated based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as disclosed by the Issuer, plus the shares of the Issuer’s Class B Common Stock held by the Reporting Person as of December 31, 2013, as set forth in Rows 5 and 7 of this cover sheet for such Reporting Person, which Class B Common Stock are treated as having converted into Class A Common Stock solely for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP NO. 87336U105	13 G	Page 3 of 11

1	NAME OF REPORTING PERSON Meritech Capital Affiliates IV L.P. (“MC AFF IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 59,291 shares, except that MCA IV, the general partner of MCP IV, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 59,291 shares, except that MCA IV, the general partner of MCP IV, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	59,291
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.4%[2]
12	TYPE OF REPORTING PERSON*	PN

2 This percentage is calculated based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as disclosed by the Issuer, plus the shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, as set forth in Rows 5 and 7 of this cover sheet for such Reporting Persons, which Class B Common Stock are treated as having converted into Class A Common Stock solely for the purpose of computing the percentage ownership of this Reporting Person.

CUSIP NO. 87336U105	13 G	Page 4 of 11

1	NAME OF REPORTING PERSON Meritech Capital Associates IV L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,460,219 shares, of which 2,400,928 shares are held by MCP IV and 59,291 shares are held by MC AFF IV, for whom MCA IV serves as general partner.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 2,460,219 shares, of which 2,400,928 shares are held by MCP IV and 59,291 shares are held by MC AFF IV, for whom MCA IV serves as general partner.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,460,219
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	15.8%[3]
12	TYPE OF REPORTING PERSON*	OO

3 This percentage is calculated based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as disclosed by the Issuer, plus the shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, as set forth in Rows 5 and 7 of this cover sheet for such Reporting Persons, which Class B Common Stock are treated as having converted into Class A Common Stock solely for the purpose of computing the percentage ownership of this Reporting Person.

CUSIP NO. 87336U105	13 G	Page 5 of 11

ITEM 1(A). NAME OF ISSUER

zulily, inc.

ITEM 1(B). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2200 First Avenue South

Seattle, WA 98134

ITEM 2(A). NAME OF PERSONS FILING

This Statement is filed by Meritech Capital Partners IV L.P., a Delaware limited partnership (“MCP IV”), Meritech Capital Affiliates IV L.P., a Delaware limited partnership (“MC AFF IV”) and Meritech Capital Associates IV L.L.C., a Delaware limited liability company (“MCA IV”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

MCA IV is the general partner of each of MCP IV and MC AFF IV, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP IV and MC AFF IV.

ITEM 2(B). ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Meritech Capital Partners
245 Lytton Ave, Suite 125
Palo Alto, CA 94301

ITEM 2(C). CITIZENSHIP

MCP IV and MC AFF IV are Delaware limited partnerships. MCA IV is a Delaware limited liability company.

ITEM 2(D) AND (E). TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock, $0.0001 par value

CUSIP #989774104

ITEM 3. Not Applicable.

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

CUSIP NO. 87336U105	13 G	Page 6 of 11

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of MCP IV and MC AFF IV, and the limited liability company agreement of MCA IV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

Not applicable.

CUSIP NO. 87336U105	13 G	Page 7 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

Entities:

Meritech Capital Partners IV L.P.

Meritech Capital Affiliates IV L.P.

Meritech Capital Associates IV L.L.C.

By: /s/ Joel Backman

Joel Backman, Attorney-in-fact

for above-listed entities

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 87336U105	13 G	Page 8 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	9

Exhibit B: Reference to Joel Backman as Attorney-in-Fact	10

CUSIP NO. 87336U105	13 G	Page 9 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of zulily, inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2014

Entities:
Meritech Capital Partners IV L.P.
Meritech Capital Affiliates IV L.P.
Meritech Capital Associates IV L.L.C.

		By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed entities

CUSIP NO. 87336U105	13 G	Page 10 of 11

exhibit B

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Meritech Capital Associates IV L.L.C. or such other person or entity as is designated in writing by Paul Madera (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Schedule 13H, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Joel Backman (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

February 14, 2014	MERITECH CAPITAL ASSOCIATES IV L.L.C.,
a Delaware Limited Liability Company

	By:	/s/ Paul Madera
Paul Madera, Managing Member

February 14, 2014	MERITECH CAPITAL PARTNERS IV L.P.,
a Delaware Limited Partnership

	By:	MERITECH CAPITAL ASSOCIATES IV L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Paul Madera
Paul Madera, Managing Member

CUSIP NO. 87336U105	13 G	Page 11 of 11

February 14, 2014	MERITECH CAPITAL AFFILIATES IV L.P.,
a Delaware Limited Partnership

	By:	MERITECH CAPITAL ASSOCIATES IV L.L.C.,
a Delaware Limited Liability Company
Its General Partner

	By:	/s/ Paul Madera
Paul Madera, Managing Member

February 14, 2014	MERITECH SUB-MANAGEMENT CORPORATION
a Delaware company

	By:	/s/ Paul Madera
Paul Madera, Director

February 14, 2014	By:	/s/ Paul Madera
Paul Madera

February 14, 2014	By:	/s/ Mike Gordon
Mike Gordon

February 14, 2014	By:	/s/ George Bischof
George Bischof

February 14, 2014	By:	/s/ Rob Ward
Rob Ward

February 14, 2014	By:	/s/ Craig Sherman
Craig Sherman